Exhibit 23.1

The Board of Directors

Max Re Capital Ltd.

We consent to incorporation by reference in the registration statement (No. 333-69092) on Form S-8 of Max Re Capital Ltd. of our report dated January 29, 2003, relating to the consolidated balance sheets of Max Re Capital Ltd. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, 2001 and 2000, which report appears in the December 31, 2002 annual report on Form 10-K of Max Re Capital Ltd.

/S/    KPMG

Hamilton, Bermuda

March 19, 2003